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September 30, 2019

Re:                             36Kr Holdings Inc. (CIK No. 0001779476)

Responses to the Staff’s Comments on the Draft Registration Statement on Form F-1 Confidentially Submitted on September 6, 2019

Confidential

Ms. Amanda Kim

Mr. Craig Wilson

Mr. Matthew Crispino

Ms. Barbara C. Jacobs

Office of Information Technologies and Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Dear Ms. Amanda Kim, Mr. Craig Wilson, Mr. Matthew Crispino and Ms. Barbara C. Jacobs:

On behalf of our client, 36Kr Holdings Inc., an exempted company incorporated under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated September 18, 2019 on the Company’s draft registration statement on Form F-1 confidentially submitted on September 6, 2019 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended. The Company also confirms that it will publicly file the registration statement previously submitted on a confidential basis at least 15 days prior to any road show in connection with the offering. On behalf of the Company, we wish to thank you and other members of the staff of the Commission (the “Staff”) for your prompt response to the Company’s request for comments.

To facilitate your review, we have separately delivered to you today four courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement, and two copies of the submitted exhibits.

The Company has responded to all of the Staff’s comments by revising the draft Registration Statement to address the comments, by providing an explanation if the Company has not so revised the draft Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the revised draft Registration Statement where the language addressing a particular comment appears.

In addition to revising the disclosure in response to the Staff’s comments, the Company has also included other information and data to reflect recent developments.

Subject to the market conditions and the Staff’s comments, the Company plans to request that the Staff declare the effectiveness of the Registration Statement in October 2019. The Company would greatly appreciate the Staff’s continued assistance and support in meeting the timetable.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Operating Data, page 80

1.              We note your response to prior comment 2 and your response to prior comment 6 in your letter dated August 14, 2019 that your Average Monthly Page View does not directly contribute to your Cost per Day and cost-per-advertisement models but does provide an indirect benefit that enhances your brand awareness and influence. Additionally, as you have adopted fixed rate pricing models, each additional page view does not directly result in a corresponding increase in online advertising revenue. Please clarify your disclosures of the Average Monthly Page View to include a discussion that will provide an understanding of these correlations.

In response to the Staff’s comment, the Company has revised its disclosure on pages 14 and 81 of the Revised Draft Registration Statement.

Risk Factors

2.              We note in your Risk Factors on page 33 that key operating metrics are calculated using your internal data as well as third-party platform’s data, have not been validated by an independent third party, and may not be indicative of your future operation results and on page 18 that your business, prospects, and financial results may be affected by your relationship with third-party platforms. As such, the tabulation of page views between your self-operated platforms and third party platforms included in your response to prior comment 6 of your letter dated August 14, 2019 would appear to be material information to investors that should be included to provide insight into your disclosed risks. Please revise or advise.

In response to the Staff’s comment, the Company has revised its disclosure on page 120 of the Revised Draft Registration Statement, with the tabulation of page views between our self-operated platforms and third party platforms included.

*              *              *              *

If you have any questions regarding this submission, please contact Li He at +852 2533-3306 (li.he@davispolk.com) or Ran Li at +86 10-8567-5013 (ran.li@davispolk.com), or Jihong Liang at +86 136-1122-3950 (liangjihong@36kr.com).

Thank you for your time and attention.

Yours sincerely,

/s/ Li He
Li He

cc:                                Mr. Dagang Feng, Chief Executive Officer

Ms. Jihong Liang, Chief Financial Officer

36Kr Holdings Inc.

Mr. Chris Lin

Simpson Thacher & Bartlett LLP